Exhibit 99.1

SAP Proposes Increased Dividend of €2.45 per Share

•	Candidates for Shareholder Representative Elections Announced
•	Role of Lead Independent Director Created
•	Annual General Meeting of Shareholders to Be Held Virtually

WALLDORF, Germany — February 24, 2022 — The Supervisory Board and Executive Board of SAP SE (NYSE: SAP) have decided to recommend that shareholders approve a dividend of €2.45 per share for fiscal year 2021. This represents a year-over-year increase of approximately 32%. This payment includes a special dividend of €0.50 to celebrate SAP’s 50th anniversary. If the shareholders approve this recommendation, based on the number of treasury shares as of December 31, 2021, the total amount of dividends to be distributed would be approximately €2.89 billion (2020: €2.18 billion), representing a pay-out ratio of 54% (2020: 41%). Excluding the special dividend, the ratio would be approximately 43%. The 2021 fiscal year dividend is scheduled to be paid on or after May 23, 2022.

“Our strategy to accelerate our cloud transformation is working. We delivered an exceptional year of strong results and want our shareholders to participate in this success with an increased dividend. We are also recommending an additional special dividend to celebrate SAP’s 50th anniversary,” said Luka Mucic, Chief Financial Officer, SAP SE.

Supervisory Board Elections

Following the proposal of the Nomination Committee, the Supervisory Board has nominated three candidates to stand for reelection at the 2022 Annual General Meeting of Shareholders (AGM), in alignment with the Profile of Skills and Expertise and the objectives set by the Supervisory Board for its own composition.

The candidates are:

•	Prof. Hasso Plattner (78), Potsdam, Germany, Chairman of the Supervisory Board of SAP SE. In case of re-election, his 2-year term would expire in 2024.

•	Dr. Gunnar Wiedenfels (44), Greenwich, CT, USA, Chief Financial Officer, Discovery, Inc., New York City, New York, USA. In case of re-election, his term would expire in 2026.

•	Dr. Rouven Westphal (49), Potsdam, Germany, Member of the Executive Board of the Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, Germany. In case of re-election, his term would expire in 2026.

For candidate profiles, see the www.sap.com/agm.

A fourth seat will become available after the 2022 AGM, as Bernard Liautaud has decided to step down from his role. The candidate for this seat will be announced in the coming weeks.

Naming of Lead Independent Director

The SAP Supervisory Board is introducing the role of Lead Independent Director. With this newly created role, the Supervisory Board strengthens its alignment with international corporate governance best practice, focusing on the importance of Supervisory Board independence. Dr. Friederike Rotsch, member of the Supervisory Board since 2018, will assume this role after the Annual General Meeting of Shareholders in May 2022. For more information about the Lead Independent Director role, see the Corporate Governance section of the SAP Web site.

2022 Annual General Meeting to be Held as Virtual Event

The Executive Board, with the approval of the Supervisory Board, has decided to hold the 2022 Annual General Meeting of Shareholders as a virtual event. This is due to the unforeseeable further development of the pandemic situation in Germany during the next months, the substantial risk of pandemic-related restrictions for large events, as well as to ensure the safety of all participants. Further details will be posted to www.sap.com/agm in early April.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 23, 2022. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

Visit the SAP News Center. Follow SAP on Twitter at @SAPNews.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ.  Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2020 Annual Report on Form 20-F.”

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